SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 4, 2004, announcing 2004 Third Quarter Financial Results.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: ____________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  November 17, 2004

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued November 4, 2004

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For Immediate Release

ECtel Reports Financial Results for the Third Quarter of 2004

Sharp Reduction in Operating and Net loss

PETAH TIKVA, Israel -- November 4, 2004 -- ECtel Ltd. (Nasdaq: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today reported financial results for the third quarter and nine months ended September 30, 2004.

Highlights for the quarter:

  Increased revenues, increased bookings and increased backlog
  Significant increase in gross margin
  Substantial reduction in cash burn
  Significant decrease in net loss
  Several first-time orders from leading Operators
  Numerous follow-on orders from existing customers
  Enhancement of product development activity

Revenues for the third quarter of 2004 were $3.4 million, compared to $2.7 million for the second quarter of 2004, and $7.9 million for the third quarter of 2003.

Net loss for the third quarter of 2004 was $2.2 million, or $0.12 loss per share, compared to net loss of $12.2 million, or $0.68 loss per share, for the second quarter of 2004, and net loss of $11.5 million, or $0.64 loss per share, for the third quarter of 2003. The loss per share for the third quarter of 2003 includes a $ 0.13 loss from discontinued operations.

Revenues for the nine months ended September 30, 2004 were $9.4 million compared to $23.3 million for the comparable period in 2003. Net loss for the nine-month period was $11.5 million, or $0.63 per share, compared to $29.1 million, or $1.62 per share, for the first nine months of 2003.The net loss per share for the first nine months of 2003 includes a $0.1 loss from discontinued operations.

Commenting on the results, Mr. Eitan Naor, President and CEO of ECtel, said, "These third quarter results reflect increased revenues along with significant cost cuts and strict controls as we continue implementing our turn-around plan which includes an effort to align expenses and revenues and to maintain our strong cash position.

"During the third quarter, as part of our restructuring plan, we commenced implementation of our strategy which resulted in improving our market positioning and better sales execution, project delivery, and customer support. Execution of our plans has already started to bear fruits as we received a number of new orders during the quarter along with two follow-on orders from existing customers that found our solutions to be valuable and cost-effective. As part of our restructuring plan we are enhancing our product development activities with a focus on our next generation FraudView(TM), our industry-leading fraud detection and prevention solution, and we expect to announce new product releases during the next few quarters.

"We are encouraged by the positive customer feedback on our 'One-platform Multiple-Applications' approach," Mr. Naor continued. "This approach enables our clients to implement an integrated network- broad Fraud Prevention and Revenue Assurance solution.

Mr. Naor concluded: "We are pleased with the progress we have made this quarter. Looking forward, we remain confident that the execution of our comprehensive restructuring plan will enable us to achieve our long-term goals of increased market share and profitability."

Conference call

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results today, Thursday, November 4, 2004 at 10:00 am ET (9:00 am CT; 7:00 am PT, and 5:00 pm Israel time). To participate, please dial one of the following numbers, and request the ECtel Q/3 2004 Earnings Results Conference call, reservation number 752195:

     In the United States:                                       888-428-4479

     In Israel:   1-800-227-297 or 03-918-0600

     In the United Kingdom:   0-800-917-5108

     In Germany:   0-800-182-6846

     All Other International Callers:   ++1-651-291-0900

A digitized replay will be available from 1:30 pm ET on November 4, 2004 until midnight ET November 11, 2004. To access the replay, please dial:

     In the United States: 800-475-6701 Access Code: 752195

     In Israel:   03-925-5929 Access Code:   None

     All Other International Callers:   ++1-320-365-3844 Access Code: 752195

-- end --

Notes:

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on Nasdaq under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to continue the execution of the restructuring plan, the slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development of new products, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-926-6112	Tel: 972-3-926-6113
Fax: +972-3-926-6103	Fax: 972-3-926-6103
Email: avig@ectel.com	Email: danith@ectel.com

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ECtel Ltd.
Consolidated Statements of Income
$ in thousands except share and per share data

			Three months
	Three months ended Sep 30,		ended June 30,	Nine months ended Sep 30,
	2004	2003	2004	2004	2003
	(Unaudited)		(Unaudited)	(Unaudited)

Revenues	3,436	7,860	2,683	9,445	23,279

Cost of revenues	2,305	4,973	2,261	7,499	13,628
Inventory write-off	0		136	915	-

Gross profit	1,131	2,887	286	1,031	9,651

Research and development costs, net	1,087	3,411	1,648	4,500	7,767
Selling and marketing expenses	1,808	3,989	2,640	7,386	10,879
General and administrative expenses	864	4,606	2,515	7,639	12,208
Restructuring (income) expenses	(323)	0	3,681	3,358	0
Goodwill impairment	0	0	2,186	2,186	6,019

Operating loss	(2,305)	(9,119)	(12,384)	(24,038)	(27,222)

Financial (income) expenses, net	(119)	28	(101)	(214)	(75)
Other expenses (income), net	26	2	(31)	(5)	(3)

Loss before tax	(2,212)	(9,149)	(12,252)	(23,819)	(27,144)

Taxes on Income	0	29	(2)	(69)	91

Net loss from continuing operations	(2,212)	(9,178)	(12,250)	(23,750)	(27,235)

Net income (loss) from discontinued operations	0	(2,308)	22	12,260	(1,850)

Net loss	(2,212)	(11,486)	(12,228)	(11,490)	(29,085)

Earnings (loss) per share:

Basic and diluted earnings (loss) per share for:

Continuing operations	(0.12)	(0.51)	(0.68)	(1.31)	(1.52)

Discontinued operations	0.00	(0.13)	0.00	0.68	(0.10)

Basic and diluted loss per share	(0.12)	(0.64)	(0.68)	(0.63)	(1.62)

Weighted average number of shares
outstanding used to compute
basic and diluted earnings (loss) per share	18,131,659	17,981,215	18,112,146	18,099,231	17,958,756

ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	Sep 30,	Dec 31,
	2004	2003

Assets	Unaudited	Audited

Current assets:

Cash and cash equivalents (including marketable bonds)	43,486	27,964
Short term deposit	4,048	2,006
Receivables:
Trade	15,064	29,940
Other	1,229	3,378
Related parties	480	35
Recoverable costs and estimated
earnings, not yet billed	0	7,175
Inventories	4,038	6,386

Total current assets	68,345	76,884

Long-term marketable securities	3,128	6,271

Long-term receivables and deposits, net of current maturities	622	786

Property, plant and equipment
Cost	6,263	10,438
Less - Accumulated depreciation	3,342	6,265

	2,921	4,173

Goodwill	8,143	10,329

Other assets	416	727

Assets - Discontinued Operations	0	2,337

Total assets	83,575	101,507

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ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

	Sep 30,	Dec 31,
	2004	2003

	Unaudited	Audited

Liabilities and shareholders' equity

Current liabilities:

Trade payables	1,894	5,687
Related parties	141	649
Other payables and accrued liabilities	15,635	17,587

Total current liabilities	17,670	23,923

Long-term liability:
Liability for employee severance benefits, net	1,216	826

Liabilities - Discontinued Operations	0	735

Total liabilities	18,886	25,484

Shareholders' equity:
Share capital	213	213
Capital surplus	72,614	72,458
Retained (losses) earnings	(8,138)	3,352

Total Shareholders' equity	64,689	76,023

Total liabilities and shareholders' equity	83,575	101,507

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